Exhibit 99.1

For the meeting on 4th August 2016, The explanation is as follows:

1.	The Business dealings between Yao-Teh International Recreation Company, Inc. (hereinafter called “Yao-Teh”) and Taiwan Cooperative Bank (hereinafter called “the bank”) started from 1991. This loan case is in the form of secured loan, that means the bank put the building land which is located at Fuxing South Road as its first mortgage, in order to secure the bank’s rights. Since Yao-Teh failed to meet the obligations of repayment, according to the enforcement procedures listed in the Enforcement Law, the bank requested the court to put the collateral into the auction. And in 3rd October 1995, the amount from the auction has been implemented the allocation procedure. However, in addition to the bank, there are other creditors involved in this allocation procedure. Therefore, the auction resulting that the amount can’t settle the loan. After the calculation of principal (not included penalty and interest), it still has 97,969,381 dollars not yet repaid. The details can be referred to the due diligence report of Yao-Teh.

2.	In this loan case, Yao-Teh will only need to negotiate with the bank about repayment issue. Either both parties agreed to achieve reconciliation, or Yao-Teh settle the repayment according to the bank’s calculation of one-off repayment including principal and interest, which are also for the purpose of repayment.

3.	According to the aforesaid explanation, the building land is still owned by Yao-Teh, the bank shall not arbitrarily dispose of the building land. After the repayment is fully settled of this loan case, everything will back to the normal situation and won’t impact on the shareholders’ rights and interests.